THE VANTAGEPOINT FUNDS

777 North Capitol Street, NE

Washington, D.C. 20002

October 19, 2012

VIA EDGAR

Catherine J. Taulbee

Senior Manager – Legal Services

1-800-291-9523

ctaulbee@icmarc.org

June 1, 2012

VIA EDGAR

Office of Filings and Information Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Vantagepoint Funds (File No. 333-60789)

Dear Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1)(iii) under the Investment Company Act of 1940, please find enclosed, on behalf of The Vantagepoint Funds the amended Schedule A to the Fidelity Bond which was filed with the Securities and Exchange Commission (“Commission”) on June 1, 2012. The sole purpose of this amendment was to add a new series to the fund, the Milestone 2050 Fund.

There are no changes to the fidelity bond, or related materials, as filed with the Commission on June 1, 2012.

Sincerely,

/s/ Catherine J. Taulbee

FEDERAL INSURANCE COMPANY

Endorsement No:	5

Bond Number:	81598857

NAME OF ASSURED: VANTAGEPOINT FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Growth Fund

Aggressive Opportunities Fund

International Fund

Growth & Income Fund

Equity Income Fund

Diversifying Strategies Fund

Select Value Fund

Discovery Fund

Inflation Protected Securities Fund

Overseas Equity Index Fund CL I

Overseas Equity Index Fund CL II

Broad Market Index Fund CL I

Broad Market Index Fund CL II

500 Stock Index Fund CL I

500 Stock Index Fund CL II

Core Bond Index Fund CL I

Core Bond Index Fund CL II

Mid/Small Company Index Fund CL I

Mid/Small Company Index Fund CL II

Model Portfolio All-Equity Growth Fund

Model Portfolio Long-Term Growth Fund

Model Portfolio Traditional Growth Fund

Model Portfolio Conservative Growth Fund

Model Portfolio Savings Oriented Fund

Low Duration Bond Fund

Milestone Retirement Income Fund

Milestone 2010 Fund

Milestone 2015 Fund

Milestone 2020 Fund

Milestone 2025 Fund

Milestone 2030 Fund

Milestone 2035 Fund

Milestone 2040 Fund

Milestone 2045 Fund

Milestone 2050 Fund

This Endorsement applies to loss discovered after 12:01 a.m. on September 8, 2012.

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 18, 2012

ICAP Bond
Form 17-02-0949 (Ed. 1-97)	Page 2